

Mail Stop 3561

May 15, 2006

By U.S. Mail

Mr. Franklin N. Saxon
President and Chief Operating Officer
Culp, Inc.
1823 Eastchester Drive
Hight Point, NC 27265

      Re: **Culp, Inc.**
             Form 10-K for the Fiscal Year Ended May 1, 2005
             Filed July 12, 2005
             File No. 1-12597

Dear Mr. Saxon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William Choi
                        Branch Chief